Denarii Resources Inc 711 S. Carson Street, Ste 4 Carson City, Nevada 89701

November 1, 2010

US Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:	Mark C. Shannon Branch Chief James Giugliano Staff Accountant

Re:	Denarii Resources Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed April 15, 2010 Filed 10-Q/A for Fiscal Quarter Ended March 31, 2010 June 1, 2010 File No. 000-53389

To Whom It May Concern:

On behalf of Denarii Resources, Inc., a Nevada corporation (the Company), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated July 20, 2010 (the SEC Letter) regarding Form 10-K for fiscal year ended December 31, 2009 (the Annual Report) and Form 10-Q/A for fiscal quarter ended March 31, 2009 (the Quarterly Report).

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.	In accordance with the staffs comment, we have corrected the commission file number on the cover of our periodic and current filings to read 000-53389.

Controls and Procedures, page 24

2.	In accordance with the staffs comment, we have expanded the disclosure to include the conclusions of managements assessment of the effectiveness of the Companys disclosure controls and procedures.

Securities and Exchange Commission
Page Two
November 1, 2010

Form 10-Q/A for Fiscal Quarter Ended March 31, 2010

3.	In accordance with the staffs comment, we have expanded the disclosure to include the conclusions of managements assessment of the effectiveness of the Companys disclosure controls and procedures.

Engineering Comments on Form 10-K for Fiscal Year Ended December 31, 2009

Company Overview, page 3

4.
Please be advised that on October 29, 2010, the Company filed a current report on Form 8-K disclosing that it previously had entered into an agreement for purchase dated September 25, 2009 (the Purchase Agreement) with Maria Ines Moraga Latapiat (Latapiat). In accordance with the terms and provisions of the Purchase Agreement, the Company was to have acquired from Latapiat two coal concessions which Latapiat owned the rights to located in Lota Bay, Chile, approximately 300 miles south of Santiago, Chile (the Concessions). After several months of researching the acquisition of the Concessions, the Company has been unable to receive the adequate financial and technical information needed to make an informed decision as to whether to proceed with the acquisition of the Concessions. Latapiat was unable to provide the required documentation as a result of the loss of such information and documentation resulting from the earth quake in Chile on February 27, 2010. Therefore, after considerable due diligence, the Company has determined that it is in the best interests of the Company and its shareholders to rescind the Purchase Agreement and to not further the acquisition of the Concessions.

The Company is of the position that to amend the Annual Report to include the further disclosure regarding the Concessions would be misleading to shareholders since the Company entered into the rescission agreement with Latapiat and is no longer pursuing acquisition of the Concessions.

5.
Please be advised that the Company is of the position that to amend the Annual Report to include the information required in paragraph (b) of Industry Guide 7 would be misleading to shareholders since the Company entered into the rescission agreement with Latapiat and is no longer pursuing acquisition of the Concessions. Moreover, such information is not applicable since the Company has not acquired from Latapiat the rights to the Concessions. Management of the Company represents to the Securities and Exchange Commission that any subsequent disclosure in its annual reports and/or quarterly reports and/or current reports regarding acquisition of interests in mineral properties will include a description of the nature of the interest in the property, identification of the type of claim or concession, description of the process by which the mineral rights will be acquired and other identifying information regarding such mineral properties. Management of the Company further represents to the Securities and Exchange Commission that such disclosure will include the information required by Industry Guide 7 for all mineral properties.

6.
Please be advised that management of the Company is of the position that to amend the Annual Report to include a small scale map would be misleading to shareholders since the Company entered into the rescission agreement with Latapiat and is no longer pursuing acquisition of the Concessions. Management of the Company represents that any subsequent disclosure in its annual reports and/or quarterly reports and/or current reports will contain a small scale map showing the location and access to such properties.

7.
Please be advised that the Concessions had not been physically examined in the field by a professional geologist or mining engineer. Management of the Company represents that any subsequent disclosure in its annual reports and/or quarterly reports and/or current reports will contain a risk factor in the event that such properties have not yet been examined as of the date of filing the disclosure.

Securities and Exchange Commission
Page Three
November 1, 2010

8.	Please be advised that there are no exploration plans for the Concessions.

9.	Please be advised that any such disclosure regarding the proven and probable reserve categories would not be appropriate in light of the rescission agreement.

10.
Please be advised that management of the Company has noted that mineral reserves for a mineral property may not be designated unless the three criteria exists and will ensure that any future disclosure complies with such criteria.

11.	In accordance with the staffs comments, the Annual Report has been amended to reflect the current status of acquisition of the Concessions.

12.	Please be advised that management is not in receipt of documentation establishing the legal, technical and economic feasibility of reserves because of the earthquake in February 2010.

Securities and Exchange Commission
Page Four
November 1, 2010

Risk Factors, page 6

13.
In accordance with the staffs comment, the Annual Report has been revised to include a risk factor disclosing that members of management did not have significant technical training and/or experience in mineral exploration or mining until August 12, 2010. However, the addition of Dr. Stewart Jackson as President, Chief Executive Officer and Director has increased the Companys ability to evaluate and make qualified investment decisions in exploration and mineral production.

Closing Comments

Please be advised that the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.